EXHIBIT 12.2
BOSTON PROPERTIES LIMITED PARTNERSHIP
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DISTRIBUTIONS
Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the five years ended December 31, 2015 were as follows:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$409,246	$353,758	$254,536	$244,561	$225,277
Gains on sales of real estate	377,093	174,686	—	—	—
Amortization of interest capitalized	10,203	8,211	5,522	5,278	4,188
Distributions from unconsolidated joint ventures	8,469	7,372	17,600	20,565	22,451
Fixed charges (see below)	471,435	514,868	522,070	465,586	446,633
Subtract:
Interest capitalized	(34,213)	(52,476)	(68,152)	(44,278)	(48,178)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(40,248)	(28,958)	(5,818)	—	—
Total earnings	$1,201,985	$977,461	$725,758	$691,712	$650,371
Fixed charges:
Interest expensed	$432,196	$455,743	$447,240	$413,564	$394,131
Interest capitalized	34,213	52,476	68,152	44,278	48,178
Portion of rental expense representative of the interest factor	5,026	6,649	6,678	7,744	4,324
Total fixed charges	$471,435	$514,868	$522,070	$465,586	$446,633
Preferred distributions	10,506	11,523	14,103	3,497	3,339
Total combined fixed charges and preferred distributions	$481,941	$526,391	$536,173	$469,083	$449,972

Ratio of earnings to fixed charges	2.55	1.90	1.39	1.49	1.46
Ratio of earnings to combined fixed charges and preferred distributions	2.49	1.86	1.35	1.47	1.45